

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2021

Lewis Bender
Chief Executive Officer
Intensity Therapeutics, Inc.
61 Wilton Road, 3rd Floor
Westport, CT 06880

>   **Re: Intensity Therapeutics, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed November 12, 2021**
>   **File No. 333-260565**

Dear Mr. Bender:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Form S-1 amendment 1 filed November 12, 2021

Dilution, page 40

1. Please revise the presentation to disclose historical net tangible book value (deficit) prior to the presentation of pro forma net tangible book value. We note that you followed this presentation in your prior filing. See Item 506 of Regulation S-K.

       You may contact Sasha Parikh at 202-551-3627 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christopher Edwards at 202-551-6761 with any other questions.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Life Sciences

cc: Daniel Woodard, Esq.